UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL


Date of Bequest: August 11, 2000


                                 TMEX USA, Inc.
             (Exact name of registrant as specified in its charter)

Nevada                                                                33-0248339
------                                                                ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

5031 Birch Street, Suite G, Newport Beach, California                      92660
--------------------------------------------------------------------------------
(Address of principal executive offices)                              (Zip Code)

                                  949.863.9872
                                  ------------
              (Registrant's Telephone Number, Including Area Code)


ITEM 1. Withdrawal of Registration Statement.

On May 4, 2000, TMEX USA, Inc., a Nevada corporation ("Company"), filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission ("Commission") (File No. 333-36306).

Pursuant to Rule 477 (a) and (c) promulgated pursuant to the Securities Act of 1933, as amended, the Company hereby applies for withdrawal of the Registration Statement on Form SB-1 and all exhibits thereto. The Company has determined not to proceed with the offering of shares of its common stock contemplated by the Registration Statement because the Company is contemplating a private placement transaction. The Company has not offered to sell or sold any securities or participated in any discussions to sell securities during the time the Registration Statement has been filed with the Commission. The Company will not offer to sell any securities or participate in any discussions to sell securities until the Commission grants and consents to the withdrawal of this Registration Statement.

The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and
     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

ITEM 2. Exhibits.

None.


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                                   SIGNATURES

The Company has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Newport Beach, California, on August 11, 2000.

                                          TMEX USA, Inc.,
                                          a Nevada corporation


                                          By: /s/ Crofton Cooper       8/11/00
                                              ---------------------------------
                                                  Crofton Cooper
                                          Its:    Chief Executive Officer


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